Real Appoints Michelle Ressler as Chief Financial Officer

NEWS PROVIDED BY
The Real Brokerage Inc.
Oct 15, 2020, 07:47 ET

TORONTO and NEW YORK, Oct. 15, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States  of America ("U.S."), is pleased to announce that Michelle Ressler has been appointed as chief  financial officer (CFO) effective immediately.

Ms. Ressler joined Real as vice president of finance in August 2020. Prior to joining Real, Ms. Ressler was the controller at Canaccord Genuity Inc., where she helped scale financial operations following      a merger and grew the finance department.

"As we prepare for growth, it was important for us to find a CFO who not only has the right combination of tech and finance expertise, but also embraces Real's vision for the future of real estate in which the agent is central and the brokerage leverages technology and a modern business model to better support agents. In her few short months with Real, Michelle has already shown impressive leadership in driving this strategic transformation forward," said Tamir Poleg, Real's co-founder and chief executive officer.

Ms. Ressler is stepping into the CFO position at Real at a time when the pandemic has increasingly shifted the residential real estate transactions to online formats. As an online real estate brokerage, Real has invested since its inception in product and engineering to enable real estate agents to work completely outside of the traditional real estate brokerage office.

"Real has set itself apart as a fresh real estate brokerage that enables agents to use a tech-driven platform to serve their clients better while building their own financial security. I am inspired by Real's mission, and I look forward to my continued work with the talented team to scale the company," Ms. Ressler said.

Ms. Ressler is based in New York City and will assume the CFO position from Gus Patel, who resigned effective October 12, 2020.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to Real's strategic business plans and continued investment in its platform.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Contact: Lynda Radosevich, lynda@joinreal.com

SOURCE The Real Brokerage Inc.

Related Links
http://www.joinreal.com